WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the Goldman Sachs 37th Annual Global Healthcare Conference

Jerusalem, June 6, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) will host a live audio webcast at the Goldman Sachs 37th Annual Global Healthcare Conference. Siggi Olafsson will present on Wednesday, June 8, 2016 at 8:40 AM PT.

What:	Teva Presentation at the Goldman Sachs 37th Annual Global Healthcare Conference
Who:	Siggi Olafsson, President and CEO, Global Generic Medicines Teva Pharmaceutical Industries Ltd.
When:	Wednesday, June 8, 2016

Where: www.ir.tevapharm.com

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s website.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.